February 10, 2009
Mr. Lyn Shenk
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	TRW Automotive Holdings Corp. File No. 001-31970 Form 10-K: For the Fiscal Year Ended December 31, 2007 Form 10-Q: For the Quarterly Period Ended September 26, 2008
Dear Mr. Shenk:
     On behalf of TRW Automotive Holdings Corp. (the “Company”), we are providing the following response to the comment contained in the comment letter of the Staff of the Securities and Exchange Commission (the “Commission”) to the Company, dated January 28, 2009, relating to the Company’s above-referenced filings. For convenience of reference, the text of the comment in the Staff’s letter has been reproduced in bold herein. We agree with and intend to comply with this comment in our future filings and, to the extent material to an investor’s understanding, to provide the information requested in the comment. Additionally, we have provided our Independent Registered Public Accounting Firm, Ernst & Young LLP, a copy of your comment letter dated January 28, 2009 and have provided and consulted with them on our responses included herein.
Form 10-K: For the fiscal year ended December 31, 2007
Management’s Discussion and Analysis, page 22
Liquidity and Capital Resources, page 37
1.	Refer to prior comment 1. We note your intention for future filings to provide disclosure similar to your disclosure in Form 10-Q for the quarterly period ended September 30, 2008. We believe that your discussion could be enhanced further by quantifying the various factors causing increases and decreases in operating cash flow where there is more than one factor resulting in the change. In addition, provide more analysis of the disclosures provided. For example, we note in the disclosure provide in your Form 10-Q for the quarterly period ended September 30, 2008 that there is a decrease in interest payments, retirement obligations contributions, and other operational improvements but there is no discussion of the factors behind the decreases or insight to the operational improvements. Please revise your discussion accordingly.

United States Securities Exchange Commission
February 10, 2009

Response:

We agree with the Staff’s comment and will provide in future filings a more detailed description of the material underlying factors impacting our operating cash flows. The disclosure as would have pertained to our Form 10-Q for the quarterly period ended September 26, 2008 would be as follows:
Cash provided by operating activities for the nine months ended September 26, 2008 was $4 million compared to cash used in operating activities of $89 million for the nine months ended September 28, 2007. The net improvement is primarily the result of:
•	decreased interest payments of $62 million due to lower interest rates on variable rate debt and lower interest rates on the New Senior Notes compared to the Old Notes;

•	decreased payments for severance and other restructuring activities of $25 million;

•	a decrease of $15 million in retirement obligation contributions for the U.S. salaried pension plan based on minimum funding requirements; and

•	increased working capital needs, primarily inventory, to support the growth of module sales net of other operating efficiencies obtained through cost reduction programs $(10) million.
Acknowledgments:
The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments on our response, please contact me at (734) 855-2662.
Also, please note that the correct fax number for future correspondence is (734) 266-4853. I appreciate your assistance in having the records changed accordingly.

Sincerely,
/s/ Joseph S. Cantie
Executive Vice President and Chief Financial Officer
TRW Automotive Holdings Corp.